ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202

February 11, 2019

VIA EDGAR TRANSMISSION

Ms. Samantha Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) Quadratic Interest Rate Volatility and Inflation Hedge ETF (the “Fund”) File Nos.: 333-179562 and 811-22668

Dear Ms. Brutlag:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”), which were filed for the purpose of registering shares of the Fund as a new series of the Trust. No securities were sold in connection with the Amendments, and the Trust has determined not to proceed with the offering of this series at this time.

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
392	9/21/2018	485APOS	0000894189-18-005301
422	12/4/2018	485BXT	0000894189-18-006629
426	12/7/2018	485BPOS	0000894189-18-006729
435	12/31/2018	485BPOS XBRL	0000894189-18-007036

If you have any questions or require further information, please contact Michael Barolsky at (414) 765‑5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President and Secretary